RELIANCE Capital
Anil Dhirubhai Ambani Group

082-35007

RECEIVED
2009 NOV -6 A 10:

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

09047269

October 30, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549,
USA

SUPPL

Tel: 202 3313100

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl. No.	Document	Regulation	Filed on /with
1.	Unaudited Financial Results for the quarter / half year ended September 30, 2009.	Clause 41 of the listing agreement	30-10-2009 BSE & NSE
2.	Secretarial Audit – Integrity of Capital for the quarter ended September 30, 2009.	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	30-10-2009 BSE & NSE
3.	Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares for the half year ended September 30, 2009.	Clause 47C of the listing agreement	30-10-2009 BSE & NSE
4.	Appointment of Dr. Bidhubhusan Samal as Director of the Company.	Listing Agreement	30-10-2009 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

dlw 11/9

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 30, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter/half year ended September 30, 2009 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated October 22, 2009, we enclose herewith Unaudited Consolidated Financial Results for the quarter / half year ended September 30, 2009.

The above financial results were approved by the Board of Directors at its meeting held on October 30, 2009, pursuant to Clause 41 of the Listing Agreement.

We also enclose herewith the media release of the Company for the quarter/half year ended September 30, 2009 for your information.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Unaudited Consolidated Financial Results for the quarter / half year ended September 30, 2009

(Rs.in crore, except per share data)

Sl. No.	Particulars	Quarter ended		Half year ended		Year ended
		30-09-09 Unaudited	30-09-08 Unaudited	**30-09-09 Unaudited**	30-09-08 Unaudited	**31-03-09 Audited**
1	(a) Income from Operations	**1,395.31**	1,297.25	**2,848.03**	2,804.59	5,912.57
	(b) Other Operating Income	**51.76**	7.82	**67.16**	14.88	27.41
	Total (a+b)	**1,447.07**	1,305.07	**2,915.19**	2,819.47	5,939.98
2	Expenditure					
	a. Increase/decrease in stock in trade and work in progress	-	-	-	-	-
	b. Consumption of raw materials	-	-	-	-	-
	c. Purchase of traded goods	-	-	-	-	-
	d. Employees cost	**139.88**	138.67	**268.12**	283.37	554.07
	e. Depreciation	**15.38**	12.96	**29.65**	24.33	56.71
	f. Other expenditure	**341.99**	261.93	**696.90**	558.49	1,155.90
	g. Premium paid on Reinsurance Ceded	**170.54**	136.92	**386.30**	331.29	675.76
	h. Claims Incurred	**211.34**	185.61	**435.89**	423.03	1,072.89
	i. Total	**879.13**	736.09	**1,816.86**	1,620.51	3,515.33
3	Profit from Operations before Other Income, Interest and Exceptional Items (1-2)	**567.94**	568.98	**1,098.33**	1,198.96	2,424.65
4	Other Income	**19.32**	10.79	**20.45**	10.79	43.34
5	Profit before Interest and Exceptional Items (3+4)	**587.26**	579.77	**1,118.78**	1,209.75	2,467.99
6	Interest	**360.77**	292.05	**727.95**	526.62	1,263.84
7	Profit after Interest but before Exceptional Items (5-6)	**226.49**	287.72	**390.83**	683.13	1,204.15
8	Exceptional items	-	-	-	-	-
9	Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8)	**226.49**	287.72	**390.83**	683.13	1,204.15
10	Tax expense					
	Current Tax	**81.60**	44.01	**114.98**	103.17	197.59
	Deferred Tax	**(13.49)**	12.22	**(35.82)**	3.17	(16.50)
11	Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10)	**158.38**	231.49	**311.67**	576.79	1,023.06
12	Less:Extraordinary Item (net of tax expense Rs. __)	**0.03**	-	-	-	(0.05)
13	Less: Minority Interest (Net of tax expenses Rs.-_)	**(2.45)**	(2.34)	(5.10)	(4.64)	7.84
14	Net Profit(+)/ Loss(-) for the period (11-12-13)	**155.90**	229.15	**306.57**	572.15	1,015.27
15	Share of Profit / (Loss) of Associates	**(0.07)**	0.27	**0.30**	0.34	0.45
16	Net profit after Minority interest and share of profit	**155.83**	229.42	**306.87**	572.49	1,015.72
17	Paid-up equity share capital (Face Value of the Share shall be indicated)	**246.16**	246.16	**246.16**	246.16	246.16
18	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year					7,358.26
19	Earnings Per Share (EPS)					
	a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	**6.34**	9.34	**12.41**	23.31	41.35
	b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	**6.34**	9.34	**12.41**	23.31	41.35
20	Public Shareholding					
	- No. of shares	**11 23 99 754**	11 29 14 268	**11 23 99 754**	11 29 14 268	11 25 58 995
	- Percentage of shareholding	**45.76**	45.97	**45.76**	45.97	45.82
21	Promoters and promoter group Shareholding					
	a) Pledged/Encumbered					
	- Number of shares	**27 72 180**		**27 72 180**		98 93 179
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**2.11**		**2.11**		7.53
	- Percentage of shares (as a% of the total share capital of the Company)	**1.13**		**1.13**		4.03
	b) Non-encumbered					
	- Number of Shares	**12 86 10 094**		**12 86 10 094**		12 14 89 095
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**97.89**		**97.89**		92.47
	- Percentage of shares (as a% of the total share capital of the Company)	**52.36**		**52.36**		49.46

Reliance Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

Unaudited Consolidated Segment reporting for the quarter / half year ended September 30, 2009

(Rs. in crore)

Sl. No.	Particulars	Quarter ended		Half year ended		Year ended
		30-09-09 Unaudited	30-09-08 Unaudited	30-09-09 Unaudited	30-09-08 Unaudited	31-03-09 Audited
1	Segment Revenue					
	a Finance & Investments	**353.26**	362.25	**700.20**	865.21	1,839.10
	b Asset Management	**148.71**	107.76	**270.89**	224.07	390.73
	c General Insurance	**539.16**	474.50	**1,161.76**	1,094.77	2,311.61
	d Consumer Finance	**344.60**	318.63	**633.30**	580.78	1,203.25
	e Others	**80.66**	52.72	**169.49**	65.43	238.63
	Total	**1,466.39**	1,315.86	**2,935.64**	2,830.26	5,983.32
	Inter segment	**-**	-	**-**	-	-
	Net Sales	**1,466.39**	1,315.86	**2,935.64**	2,830.26	5,983.32
2	Segment Results					
	a Finance & Investments	**136.69**	205.84	**253.02**	540.04	1,037.51
	b Asset Management	**58.77**	36.27	**91.08**	77.56	114.73
	c General Insurance	**0.11**	5.83	**1.09**	(8.41)	(50.17)
	d Consumer Finance	**22.75**	39.67	**31.70**	75.10	91.65
	e Others	**8.32**	3.27	**14.26**	5.17	11.53
	Total	**226.64**	290.88	**391.15**	689.46	1,205.25
	Unallocated expenses	**(0.16)**	(3.16)	**(0.33)**	(6.33)	(1.10)
	Profit before Tax	**226.48**	287.72	**390.82**	683.13	1,204.15
3	Capital Employed					
	a Finance & Investments	**6,228.14**	5,967.93	**6,228.14**	5,967.93	6,297.95
	b Asset Management	**109.86**	108.27	**109.86**	108.27	46.81
	c General Insurance	**632.68**	483.40	**632.68**	483.40	631.60
	d Consumer Finance	**1,770.47**	1,332.34	**1,770.47**	1,332.34	1,122.52
	e Others	**684.64**	234.26	**684.64**	234.26	455.13
	Inter-Segment Elimination	**(1,668.56)**	(921.03)	**(1,668.56)**	(921.03)	(1,130.41)
	Total	**7,757.23**	7,205.17	**7,757.23**	7,205.17	7,423.60

Notes :

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are :

Reliance Capital Asset Management Limited, Reliance Capital Trustee Co. Limited, Reliance General Insurance Company Limited, Reliance Gilts Limited, Reliance Asset Management (Singapore) Pte. Limited, Reliance Asset Management (Mauritius) Limited, Reliance Equity Advisors (India) Limited, Reliance Money Express Limited, Medybiz Private Limited, Net Logistics Private Limited, Reliance Capital Research Private Limited, Reliance Technology Ventures Private Limited, Reliance Capital Markets Private Limited,

Reliance Capital Asset Management (UK) Plc., Reliance Consultants (Mauritius) Limited, Reliance Equities International Private Limited, Reliance Home Finance Private Limited, Reliance Capital Services Private Limited, Reliance Capital (Singapore) Pte. Limited, Reliance Consumer Finance Private Limited, Reliance Securities Limited, Reliance Prime International Limited, Reliance Commodities Limited, Reliance Financial Limited, Reliance Alternative Investments Services Private Limited, Reliance Capital Pension Fund Limited, Reliance Asset Mgt (Malaysia) SDN BHD, Reliance Capital Partners (Partnership Firm) and Reliance Capital Infrastructure Partners (Partnership Firm)

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Land Private Limited, Reliance Share & Stock Brokers Private Limited and Reliance Asset Reconstruction Company Limited and Ammolite Holdings Ltd.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

Regd. Office :H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted through its subsidiaries. Since all the operations of the Company are conducted largely within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance
d) Consumer Finance
e) Others

4 The previous financial year / period figures have been regrouped / reclassified wherever necessary to conform to quarter/half year presentation.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on October 30, 2009 approved the above results and its release.

6 The Standalone financial results of the Company for the quarter / half year ended September 30, 2009 are available on the Company's website (www.reliancecapital.co.in) and on the website of BSE (www.bseindia.com) and NSE (www.nseindia.com).

for **Reliance Capital Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 30, 2009

Reliance Capital
Anil Dhirubhai Ambani Group

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 1,447 CRORE (US$ 295 MILLION) FOR THE QUARTER, AS AGAINST RS. 1,305 CRORE - INCREASE OF 11%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 156 CRORE (US$ 32 MILLION) FOR THE QUARTER, AS AGAINST RS. 229 CRORE – DECREASE OF 32%

LOWER CAPITAL GAINS BOOKED THIS QUARTER AND HALF YEAR AS SUBSTANTIAL GAINS LIKELY TO BE BOOKED LATER THIS YEAR FROM PLANNED STAKE SALE IN RELIANCE LIFE INSURANCE

STEADY GROWTH WITH STRONG FOCUS ON PROFITABILTY, IN ALL MAJOR BUSINESSES

RELIANCE MUTUAL FUND – INDIA'S NO. 1 MUTUAL FUND – AVERAGE AUM AT RS. 1,18,251 CRORE (US$ 25 BILLION) – UP 37%

RELIANCE LIFE INSURANCE – TOTAL PREMIUM FOR THE QUARTER AT RS. 1,261 CRORE (US$ 260 MILLION) – UP 9%

RELIANCE LIFE INSURANCE - #1 IN TERMS OF POLICIES SOLD IN PRIVATE SECTOR THIS QUARTER- OVER 4,90,000 POLICIES

RELIANCE LIFE INSURANCE – OVER 3.7 MILLION POLICIES IN FORCE – UP 85%

RELIANCE LIFE INSURANCE – TOTAL FUNDS UNDER MANAGEMENT AT RS. 10,284 CRORE (US$ 2 BILLION) – UP 116%

RELIANCE CAPITAL'S TOTAL CUSTOMER BASE CROSSES 18 MILLION

NET WORTH OF RS. 7,669 CRORE (US$ 1.6 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

TOTAL ASSETS OF RS. 25,624 CRORE (US$ 5 BILLION)

Mumbai, October 30, 2009: Reliance Capital Limited (RCL) today announced its un-audited financial results for the quarter ended September 30, 2009. The performance highlights are:

Consolidated – Quarter ended September 30, 2009

- **Total income of Rs 1,447.1 crore** (US$ **299** million), against Rs **1,305.1** crore in the corresponding period – **an increase of 11%**
- **Net profit of Rs 155.8 crore** (US$ **32** million), against Rs **229.4** crore in the corresponding period – a decrease of **32%**

- As was for the previous quarter, this quarter also, **lower capital gains were booked**, owing to the **planned partial stake sale later this year in Reliance Life Insurance, subject to necessary approvals.** Being the sole beneficiary of Reliance Life Insurance**, the full benefit** of this value unlocking will form a part of **Reliance Capital's net profit for the current financial year.**

Net worth:

As on September 30, 2009, the **net worth of the company stood at Rs 7,668.9 crore (US$ 1.6 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company had a **net debt equity ratio of 1.5** as on September 30, 2009. It enjoys the **highest** top-end ratings of **'A1+'** and **'F1+'** by ICRA and FITCH, respectively for its short term borrowing program and **'CARE AAA'** for its long term borrowing program.

Operational Review:

As on September 30, 2009, the **total assets of the company stood at Rs 25,623.8 crore (US$ 5 billion)**, an **increase of 2%** over the previous corresponding period.

The investment portfolio of listed equities as on September 30, 2009, amounted to Rs. **1,594.6** crore (US$ **332** million), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM),

- **Reliance Mutual Fund** (RMF) continues to be the market leader and is ranked **as India's No. 1 Mutual Fund** in terms of AUM, with market share of **16%**

- The **average assets under management (AAUM)**, increased to **Rs 1,18,251 crore (US$ 25 billion)** for September 30, 2009 from **Rs. 86,494** crore for September 30, 2008, **an increase of 37%**

- The equity AUM of RMF **grew by 85%** as against the **industry growth** (minus RMF) of **74%** from March 2009 to September 2009. RMF accounted for **20% of the fresh equity inflows** into the mutual fund industry

- RMF's **market share in equity grew from 17.4% to 18.2%** from March 2009 to September 2009. For the same period, the **equity folios** increased by **2.8%** while the industry **de- grew** (minus RMF) **by 0.01%**

- The number of investors increased to **73.5 lakhs** as on September 30, 2009, highest amongst the private sector mutual funds

- RCAM's **income from its operations** was Rs **156 crore (US$ 32 million)** for the quarter ended September 30, 2009, as against Rs. **117** crore for the corresponding previous period – an increase of **33**%

- The **net profit of RCAM was Rs 39 crore (US$ 8 million)** for the quarter ended September 30, 2009, as against Rs. **34** crore for the corresponding previous period – an increase of **16%**

Reliance Life Insurance

- **Reliance Life Insurance (RLI)** among the top 4 private sector life insurance players with a **market share of 9.4%** of the private sector

- The **Total Premium** was **Rs. 1,261 crore (US$ 260 million)** for the quarter as against Rs. 1,161 in the corresponding previous period, **an increase of 9%**

- This quarter, RLI sold the **largest number of policies** in the private sector life insurance industry. The **number of policies sold** during the quarter increased YoY by 4% to **4,95,560** as against **4,75,301** for the corresponding previous period, **an increase of 4%**

- The **Renewal Premium** was at **Rs. 523 crore (US$ 108 million)** for the quarter as against Rs. **256** crore, **an increase of 105%**

- **The distribution network** increased to **1,174 branches** at the end of September 30, 2009 against **745** branches at the end of September 30, 2008. RLI has received IRDA approval for opening 107 branches and opened 30 branches in September 2009

- **The number of agents** at the end of September 30, 2009 were at **1,85,703** as against **2,11,293** agents at the end of September 30, 2008, a decrease of **12%**, reiterating our emphasis on productivity and performance

- The **total funds under management** as on September 30, 2009 **increased to Rs. 10,284 crore (US$ 2 billion)** as against Rs. **4,757** crore for the corresponding previous period, **an increase of 116%**

- During the quarter, capital infused into the business was **only Rs. 65 crore (US$ 13 million)** as against **Rs. 355 crore** in the corresponding previous period. The **capital invested till date** in this business, is **Rs. 2,808 crore (US$ 585 million)**

Reliance General Insurance

- Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products

- RGI is **one of the top 3** private sector general insurance companies in India (in terms of gross written premium). It has a **market share of 6.2%** of the Indian general insurance industry and a 15.3% market share of the private general insurers

- **Gross Direct Premium** for the quarter ended September 30, 2009 was **Rs 488 crore (US$ 101 million)** as against Rs. **430** crore in the corresponding previous period, **an increase of 14%**

- The **combined ratio** (without third party motor pool) **improved to 108% from 111%** as on March 31, 2009. Combined ratio is the sum of claims, commissions and management expenses

- The business achieved a profit before tax of **Rs. 0.1 crore (US$ 0.02 million)** for the quarter ended September 3, 2009 as against Rs. **6** crore for the corresponding previous period

- RGI had a **distribution network of 200 branches** and over **5,100** intermediaries, at the end of September 30, 2009

Reliance Consumer Finance

- Reliance Consumer Finance (RCF) offers a wide range of products which include Vehicle loans (car and commercial), Home loans, Loan against property and SME loans

- As on September 30, 2009, **the loan book** size remained steady at **Rs. 8,290 crore** (**US $ 2 billion**). This loan book is spread across **1,13,209** customers from top 18 Indian metros

- The focus is to increase secured asset lending and de-emphasise unsecured loans. The disbursements for the quarter ended September 30, 2009 were **Rs. 1,368 crore (US$ 282 million)** as against Rs. **1,928** crore for corresponding previous period

- RCF securitized loans of **Rs. 988 crore** (US$ **204** million) in the quarter ended September 30, 2009

- RCF generated revenues of **Rs. 344 crore** (US$ **71** million) for the quarter ended September 30, 2009 as against Rs. **319** crore for the corresponding previous period, **an increase of 4%**

- The profit before tax of RCF was **Rs.23 crore** (US$ **5** million) for the quarter ended September 30, 2009 as against Rs. **40** crore for the corresponding previous period. This was

largely due to increase in provisions made for the old loan book of unsecured loans – no fresh disbursements have been made in this segment since past 18 months effective April 1, 2008

Reliance Money

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards

- Reliance Money is a **leading brokerage and distributor of financial products in India** with **3.5 million customers** and a pan India presence with **6,233 outlets**

- Reliance Money maintained **revenues** of **Rs 61 crore (US$ 13 million)** for the quarter ended September 30, 2009 as against Rs. **68** crore for the quarter ended June 30, 2009

- The business achieved a profit before tax of **Rs. 4 crore (US$ 1 million)** for the quarter ended September 30, 2009, as against Rs. **10** crore for the quarter ended June 30, 2009

Update on other businesses

- **Reliance Asset Reconstruction** which is in the business of acquiring, managing and resolving distressed assets, has as asset base of over Rs. 22 crore (US$ 4.7 million)

- **Reliance Exchange Next** is a new initiative of Reliance Capital in the exchange space by setting up modern exchanges, in various segments. Reliance Exchange Next commenced operations by launching Reliance Spot Exchange (RSX) in the month of October 2009. The first contract on the e-auction platform was for metals. RSX also plans to add e-auction in agri products.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is one of India's leading private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs.1,25,000 crore (US$ 27 billion). As on March 31, 2009, the Group achieved net worth in excess of Rs.78,000 crore (US$ 16 billion), cash flows of Rs.13,000 crore (US$ 3 billion) and net profit of over Rs.8,500 crore (US$ 2 billion).

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

Exemption No. 82-35007

Reliance Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 30, 2009

Shri Chirag Sodawaterwalla
DCS – Listing
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India Limited
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended September 30, 2009 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors at their Meeting held on October 30, 2009 and was duly noted by the Board.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2009**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	570, Naigaon Cross Road, Next to Royal Indl Estate, Wadala - Mumbai 400031
7	Telephone & Fax Nos.	Tel. No.: 022 30479204 & Fax. No.: 022 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	24 56 32 800	99.46
12	Held in dematerialised form in CDSL	68 48 028	2.79
13	Held in dematerialised form in NSDL	23 19 82 068	94.44
14	Physical	68 02 704	2.77
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00

16 Reasons for difference if any, between:

a) (10&11):	Forfeiture of Shares
b) (10&15):	Forfeiture of Shares
c) (11&15):	**NA**

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

***** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	7	129	Delay in receipt of Physical DRFs & Share Certificates from DP.
	10	365	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**17**	**494**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 9th October, 2009

Exemption No. 82-35007

RELIANCE Capital

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 30, 2009

Mr. Naresh Pandya
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: **Certificate under Clause 47(c) of the Listing Agreement**

We enclose herewith a certificate for the half-year ended September 30, 2009 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

bhupendra k. shroff
m.com., ll.b (advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers
29, sir v. thakersey marg.
bombay - 400 020.
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification. I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad - 500 081' has in relation to the half-year ended on September 30, 2009, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange..

Place: Mumbai
Date: October 30, 2009

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 30, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Appointment of Additional Director.

We wish to inform that Dr Bidhubhusan Samal former member of Securities Appellate Tribunal, Government of India, and former Chairman and Managing Director of Allahabad Bank and Industrial Investment Bank of India, has been appointed as an Independent Director on the Board of the Company.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.